

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2002

EganaGoldpfeil (Holdings) Limited
formerly known as Egana International (Holdings) Limited
(Translation of registrant's name into English)

Block C4, 11/F., Hong Kong Industrial Centre, 489-491 Castle Peak Road,
Cheung Sha Wan, Kowloon, Hong Kong.
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__   Form 40-F____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____   No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EganaGoldpfeil (Holdings) Limited
Registrant

Date   September 20, 2002   By _____

EganaGoldpfeil

(H O L D I N G S) LIMITED

(Incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT OF RESULTS
FOR THE PERIOD FROM 1ST JANUARY, 2001 TO 31ST MAY, 2002

Highlights

- Turnover was HK$3,174 million (US$407 million).
- After-tax profit attributable to shareholders was HK$52 million (US$6.7 million).
- Shareholder fund increased by HK$66 million (US$8.5 million) to HK$1,295 million (US$166 million).

RESULTS

The board of directors (the "Directors") of EganaGoldpfeil (Holdings) Limited ("EganaGoldpfeil" or the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the period from 1st January, 2001 to 31st May, 2002 together with the comparative figures for the corresponding year ended 31st December, 2000 which are summarised as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	For the period from 1st January, 2001 to 31st May, 2002 *HK$'000*	For the year ended 31st December, 2000 (As restated) *HK$'000*
TURNOVER	3,174,230	2,454,236
COST OF SALES	(1,907,969)	(1,507,331)
GROSS PROFIT	1,266,261	946,905
OTHER REVENUES *(note 2)*	225,541	61,742
DISTRIBUTION COSTS	(771,072)	(450,214)
ADMINISTRATIVE EXPENSES	(533,210)	(379,303)
OPERATING PROFIT	187,520	179,130
FINANCE COSTS	(112,646)	(76,231)
PROFIT BEFORE SHARE OF (LOSS)/PROFIT OF ASSOCIATES	74,874	102,899
SHARE OF (LOSS)/PROFIT OF ASSOCIATES	(1,681)	20,455
PROFIT BEFORE TAXATION	73,193	123,354
TAXATION *(note 3)*	(10,381)	(18,774)
PROFIT AFTER TAXATION	62,812	104,580
MINORITY INTERESTS	(10,710)	(12,827)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS	52,102	91,753
DIVIDENDS	15,067	2,573
EARNINGS PER SHARE *(note 4)*		
Basic	4.54 cents	8.59 cents
Diluted	4.54 cents	8.26 cents

Notes:

1. **Basis of preparation and accounting policies**

In the current period ended 31st May, 2002, the Group has changed certain of its accounting policies following its adoption of the following Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants which are effective for accounting periods commencing on or after 1st January, 2001:

SSAP 9 (revised)	:	Events after the balance sheet date
SSAP 14 (revised)	:	Leases (effective for periods commencing on or after 1st July, 2000)
SSAP 26	:	Segment reporting
SSAP 28	:	Provisions, contingent liabilities and contingent assets
SSAP 29	:	Intangible assets
SSAP 30	:	Business combinations
SSAP 31	:	Impairment of assets
SSAP 32	:	Consolidated financial statements and accounting for investments in subsidiaries

The changes to the Group's accounting policies and the effect of adopting these new policies is set out below:

In prior years, advertising and promotional expenditure, and certain deferred expenses were capitalised and amortised using the straight-line method over a period of not more than three years. The adoption of SSAP 29 has led to a re-assessment of this accounting policy. In particular, advertising expenses and certain deferred expenses are not considered to give rise to an identifiable resource from which economic benefits are expected to flow up to the Group. Accordingly, such expenditure is now recognised as an expense in the period in which it is incurred. The change in accounting policy has been applied retrospectively resulting in a decrease in the retained profits at 1st January, 2000 of HK$3,439,317 and an increase in the Group's net profit after minority interests for the 12 months ended 31st December, 2000 of HK$5,046.

Goodwill arising on consolidation represents the excess of cost of acquisition of subsidiary and associate over the Group's share of the fair value ascribed to the separable net assets at the date of acquisition. In prior years, goodwill was taken to the reserves in the year in which it arose. With the introduction of SSAP 30, the Group has adopted the transitional provisions prescribed therein. New goodwill incurred after 1st January, 2001 is capitalised in the balance sheet and is amortised to the profit and loss account on a straight-line basis over its estimated useful economic life. All goodwill arising from earlier acquisitions before 1st January, 2001 will continue to be held in reserves and no reinstatement has been made.

In accordance with the requirements of SSAP 31 and the transitional provisions of SSAP 30, an adjustment has been made concerning the impairment of goodwill arising prior to the adoption of SSAP 30. The adjustment, which represents a change in accounting policy, has been applied retrospectively in accordance with SSAP 2 "Net profit or loss for the period, fundamental errors and changes in accounting policies". Accordingly, goodwill in the amount of HK$29,050,492 which was impaired in prior years has been recognised directly in the prior years' retained profits as brought forward at 1st January, 2000 and this also results in a decrease in the Group's net profit after minority interests for the year ended 31st December, 2000 of HK$18,608,327.

2. **Other Revenues**

	For the period from 1st January, 2001 to 31st May, 2002 *HK$'000*	For the year ended 31st December, 2000 *HK$'000*
Dividend income	29,754	—
Write-back of prior year provision for potential liabilities associated with a settled legal case	14,500	—
Interest income	64,088	35,246
Gain on disposal of non-trading securities, net	5,097	6,107
Rental income, net of outgoings	4,145	4,128
Gain on partial disposal of interest in a subsidiary	79,973	3,807
Gain on disposal of an unconsolidated subsidiary	—	1,885
Exchange gain, net	175	833
Gain on disposal of intangible assets	2,696	—
Compensation received	10,234	—
Gain on revaluation of trading securities	489	—
Premium on redemption of equity linked notes	1,695	—
Negative goodwill of investment in a subsidiary	144	—
Others	12,551	9,736
	225,541	61,742

3. **Taxation**

Taxation comprised:

	For the period from 1st January, 2001 to 31st May, 2002 *HK$'000*	For the year ended 31st December, 2000 *HK$'000*
Company and subsidiaries —		
Current taxation		
Hong Kong profits tax		
— Provision for current period/year	5,570	9,000
— Overprovision in prior years	(2,956)	(233)
Overseas taxation		
— Provision for current period/year	6,865	9,588
— Overprovision in prior years	(305)	(1,251)
	9,174	17,104
Associates —		
Current taxation		
Hong Kong profits tax		
— Provision for current period/year	1,071	1,579
Overseas taxation		
— Provision for current period/year	136	91
	10,381	18,774

Hong Kong profits tax was provided at the rate of 16% (2000: 16%) on the estimated assessable profit arising in or derived from Hong Kong. Overseas taxation was provided by subsidiaries with overseas operations on their estimated assessable profits for the period/year at the tax rates applicable in the countries in which the subsidiaries operated.

4. **Earnings per share**

Basic earnings per share

The calculation of basic earnings per share for the 17-month period ended 31st May, 2002 is based on the profit attributable to shareholders of approximately HK$52,102,000 (2000: HK$91,753,000) and the weighted average number of ordinary shares of approximately 1,147,080,000 (2000: 1,068,724,000) in issue throughout the period after taken into account the effect of consolidation of 10 shares into 1 share.

Diluted earnings per share

The diluted earnings per share for the period is based on the adjusted profit attributable to shareholders of approximately HK$52,102,000 after taking into consideration the potential dilution effect of the share options (2000: HK$93,871,000 after taking into consideration the potential dilution effect of options of the Company and Egana Jewellery & Pearls Limited and the interest expenses, net of tax that will be saved on the conversion of convertible debentures into ordinary shares) and the weighted average number of ordinary shares of approximately 1,147,133,000 (2000:1,136,522,000) that would be in issue having been adjusted to reflect the effect of all dilutive potential ordinary shares during the period and consolidation of 10 shares into 1 share.

DIVIDENDS

First interim dividend of HK0.13 cent (2000: Nil) per share was paid on 15th November, 2001. With a view to enabling continuous business growth through defined strategies including appropriate strategic alliance and fusion and thereby enhancing our shareholder value, the Directors do not recommend payment of any final dividend for the period from 1st January, 2001 to 31st May, 2002 (2000: Nil).

OPERATIONS REVIEW AND PROSPECTS

Change of year end

The change is with a view to enhancing operating efficiency and to providing a more evenly distributed financial performance reporting in our interim and annual results announcements, thereby promoting further transparency and better corporate governance for the benefit of the Company and our stakeholders.

Consolidated fundamentals for future business growth, during world economic downturn

Since the "September 11" event, the world economy has been subject to certain downturn within various jurisdictions even being at the edge of recession. The luxury consumer goods industry has seen an average 20% shrinkage in income, whilst the general consumer goods sector reflected an average of 30% drawback.

Our 17-month results to 31st May, 2002 showed sales revenue of HK$3,174 million, (12 months to 31st December, 2000: HK$2,454 million); profit from operations of HK$187.5 million (2000: HK$179 million); distributable earnings of HK$52.1 million (2000: HK$91.8 million); and shareholders' funds of HK$1,295 million (2000: HK$1,229 million).

Our annualized sales revenue in 2001/02 represents a modest drop of less than 9% as compared to 2000's, which translates into an above average performance. This is, inter alia, attributable to our "unique brand pyramid" strategy - over the years, we have established a well balanced brand portfolio ranging from fashion conscious, core contemporary, sports and technology driven products to sincere chic and prestigious sectors, which provides a better leverage in economic downturn, and sets a stronger platform to gain momentum upon recovery.

JOOP!, MEXX and Abel & Zimmermann extending positive synergies to Brand Pyramid

In the period under review, we have added onto our brand portfolio the JOOP! licence covering the timepiece, jewellery and fashion accessory segments in favor of the upscale fashion conscious consumers, and the ownership of Abel & Zimmermann, a renowned prestigious fine jewellery brand. We also secured the MEXX licence for timepiece and distribution right of MEXX jewellery in Germany and Austria.

JOOP! has strong business activities in Germany, respectively Europe and is envisaged to have sound potential in Asia. Abel & Zimmermann, a German brand since 1885, having 60% of its revenue from US and 40% from Europe, is well positioned to help the Group expand into the US elite jewellery market through a focus differentiation approach. MEXX is a mid-priced contemporary lifestyle brand and the cooperation with MEXX will enrich our Brand Pyramid by bringing an additional fashion theme.

Investments in own brands and long term licenses showed positive impacts

We have increased more of our resources in our own brands and long term licenses, which can allow a more direct and effective communication strategy being more responsive to market needs. As a result, our customer response time has been improved by 20% and the product mix can be adjusted more expeditiously, thereby securing an above industry average sales performance, a stronger brand loyalty and an appreciation in brand values (even) in the midst of global economy drawback.

"Consumer-centred" strategy realizing Goldpfeil's vision

The brand value of Goldpfeil 1856 has increased by 150% since our acquisition in 4Q 1998. We remain committed to securing Goldpfeil as a truly global lifestyle brand through provision of quality and innovative products and services as well as a luxury atmosphere of shopping experience. This is made possible due to our extension from customer focused to consumer-centred strategy through, among others, observations of and interaction with our consumers in our Directly-Operated-Stores, Shops-in-Shops, franchisee partners and social events. This enables us to provide products and services that exceed our consumers' expectation. Thus, we have been (and will continue) innovating products to give our consumers better experience and greater enjoyment of them.

Whilst the progress has been slower than our original anticipation due to economic downturn, we are pleased that we have identified the appropriate strategy towards the goal, and are moving forward as planned for realizing the vision — Goldpfeil, a brand that its discreet consumers are proud to be associated with.

Goldpfeil Geneve watch collection endorses overall brand progression to lifestyle signature

We are confident that our core competence and prominent stance in the leather segment will be rolled out into other lifestyle products sectors. This is in fact being endorsed by the watch industry and various renowned collectors towards our 7 "one-of-a-kind" and the 7 "exclusive series" collections of Goldpfeil Geneve watches, which were introduced to the market and the consumers in the past months. The auction of the 7 "one-of-a-kind" Goldpfeil Geneve watches to be held in Geneve in November 2002, is already tipped as a major event of the collectible watch industry. Analysts suggest that Goldpfeil enterprise value has been enhanced by 20% in this regard, reaching HK$2.5 billion.

Echoing the warm welcome of Goldpfeil Geneve watch collections, Goldpfeil prestigious jewellery masterpieces will be introduced in 4Q 2002 to accompany the watches to the professional and well bred with their desire to be fully attained.

The collaboration with Stefanie Graf in introducing the "Stefanie Graf by Goldpfeil" leather collection in August 2002 has proven to be another success of Goldpfeil's ability of innovating products to meet consumer's satisfaction.

Positive effects of Goldpfeil's Spin-off

During the period under review, the leather division under the umbrella of Goldpfeil AG contributed revenue of HK$247.7 million, being 8% of the Group's aggregate (2000: HK$203.5 million). At an appropriate time, Goldpfeil operations will be spun-off for a separate listing on a recognized stock exchange to further boost its corporate and brand awareness as well as to enhance the shareholder value of the Group.

Junghans Group is strategic fit

The acquisition of Junghans Uhren GmbH ("Junghans") and its subsidiaries ("Junghans Group") in November 2000 is timely and strategic-fit. This enables the Group to shift its emphasis from bought-in-finished timepieces activities to more in-house branded timepiece production. During 2001/02, Junghans Group contributed revenue of HK$687.1 million, which substantially compensated the drop in bought-in-finished timepiece sales due to our planned strategy as well as certain economic downturn effect.

The timepiece division (including Junghans Group) brought turnover of HK$1,692 million (2000: HK$1,122 million), representing 53% of the Group's total.

Truly consumer products with value added functions: Junghans Systems (transponder) watch and Junghans Radio Controlled (atomic) timepieces

Junghans Systems (transponder) watch and Junghans Radio Controlled (atomic) timepieces are pioneer in the respective fields, and have now set the trends in Europe, with extension into Asia and the US.

Junghans Systems (transponder) watch uses the latest transponder technology enabling the wearer to use this watch for unlimited applications on a contactless basis, including opening doors, this paying admission tickets, paying bus or rail fare, as an ID card, and an access pass for entertainment and leisure activities such as theme parks, theaters, concerts. Junghans Systems (transponder) watch will be introduced in 4Q 2002 as an ongoing program in Hong Kong following the overwhelming response to the Millennium series introduced in 2000. A contract has also been signed with a Taiwan service provider that Junghans Systems (transponder) watch will be launched with e-transport and e-payment functions. S. Korea and Singapore both have instituted contactless system in their respective public transport facilities, shows interest in Junghans Systems watch program. In China, Shanghai, Guangzhou and Shenzhen public transport facilities service providers are in touch with Junghans for the program application possibility. Entities in the hospitality, theme park, entertainment and leisure, financial institutes have approached Junghans for possible collaboration. It is envisaged that Junghans Systems watch application has vast business potential in Asia and can add at least 20% to Junghans Group's revenue, going forward.

With the Japan transmission station being fully functional since 2000, and the encouraging development of the transmission possibility at Xian, the PRC, Junghans Radio Controlled (atomic per US terminology) timepieces are expected to be the growth driver in the watch industry in Asia. Using the German experience that every 10 watches sold, 1 is represented by radio controlled technology, there avails a potential business volume of over HK$1 billion for Junghans Radio Controlled timepiece in Asia.

Continuous research and development of latest technology applicable to timepieces are being undertaken by Junghans in Germany to bring value added functions for the better enjoyment of the consumers.

Contribution of Egana Jewellery to Group's revenue

Egana Jewellery & Pearls Limited ("Egana Jewellery"), listed on the Hong Kong Stock Exchange, is 74% owned by EganaGoldpfeil. Being the Group's jewellery division, it enjoys the Group's global network and communications program synergy, and in turn contributes its income and business relationship for the benefit of the Group. In the period under review, Egana Jewellery recorded a turnover of HK$856 million (2000: HK$671 million), representing 27% of the Group's total revenue.

Operating efficiency enhancement program increases cost-competitiveness

In lieu of instituting massive cost-cutting measures prevailing in the industry, our philosophy is to pursue operating efficiency enhancement program to increase cost-competitiveness. In Germany, we are in the process of finalizing a "state-of-the-art" technology and logistics center which consolidates the distribution activities for Europe and discharges the supply chain management function.

In addition, centralization of the existing 5 operations in Germany as a European headquarter is expected to contribute positively in the administration and management support functions. A prudent annual 15% cost savings is factored in during the feasibility study of this project.

In 2001/02, profit from operations was HK$188 (2000: HK$179 million). Upon reflecting synergies arising from the technology and logistics center and the centralized Europe headoffice, operating profits will be gradually enhanced.

EganaGoldpfeil philosophy of continuous improvement brought more positive effects

This is in line with EganaGoldpfeil's philosophy of continuous improvement. Indeed, in addition to the above operating efficiency enhancement programs, positive actions are being taken to ameliorate the coordination between the production facilities in Asia and the distribution centres in Europe so as to bring forth the respective strengths to the overall advantages of the Group. The effects would be more readily seen having regard to the vertically integrated business model.

Positive distributable earnings increase shareholder value

With our own operating presence in 12 jurisdictions, and an established network covering 96 countries in 6 continents, this enables us to take a timely observation of the market development, the customer and consumer needs and the industry progress, which we are ready to turn into opportunities, innovations and eventually business earnings. During the period under review, distributable earnings were HK$52 million. In 1Q 2002, the Company repurchased 395.7 million shares, representing 3.4% of the then issued share capital, at an aggregate sum of HK$81 million in accordance with our share repurchase mandate to protect shareholder value. The shareholder funds as of 31st May, 2002 were HK$1,295 million, which is 5 times of that of IPO in June 1993. The management will continue to strike for double-digit growth in its shareholder funds in future years.

FINANCIAL REVIEW

The Group achieved revenue of HK$3,174 million (US$407 million) for the 17 months to 31st May, 2002 (2002), compared to HK$2,454 million (US$315 million) for the 12 months to 31st December, 2000 (2000). This shows an annualized drop of 9% in 2002 over 2000, which is better than the average industry contraction of 30%.

As 2001 Second Interim Report indicated, the drop in the revenue in the 12 months to December 2001 was due to the Euro weakness. By leveraging its strong brand portfolio and its extensive distribution network, the Group managed an encouraging 6% rebound in the revenue during the 5 months to 31st May, 2002.

Segmental turnover figures for 2002 show timepieces at 53% (2000: 46%), jewellery at 27% (2000: 27%) and leather and others at 20% (2000: 27%).

Geographical turnover breakdown for 2002 shows Europe at 80% (2000: 70%), Asia Pacific at 13% (2000: 23%) and America at 7% (2000: 7%).

In 2002, branded goods accounted for 78% of the revenue up from 72% in 2000. The rising branded goods revenue trend is in line with Group's strategic objective "to be among the top most respected multi- brand groups in the world". Along with the efforts on branded goods, the Group has made significant investments in strengthening its brand portfolio and streamlining its supply chain. This includes the continued investment in consolidating the existing 6 distribution centers into a single European Logistics Center near Frankfurt, Germany and simultaneous implementation of ERP and CRM programs.

The Group is also currently establishing its European headquarters in Frankfurt-Offenbach, Germany by integrating various German operations to cope with the anticipated business growth.

Expenditure related to the above investments has been written off in 2002 in accordance with Group's standard prudent approach and in compliance with the accounting pronouncements. Although, this has resulted in Selling and Distribution Expenses rising by 11% in 2002, it has placed the Group on a solid foundation of being able to deliver enhanced customer service at lower future ongoing operational costs resulting in significant boost to the future profitability.

Operating profit from operations, operating profit margin and average annualized return on equity are HK$188 million (US$24 million), 6% and 4% respectively. As stated above, Group's brand and supply-chain management investment efforts in 2002 are expected to enable the Group to deliver enhanced shareholder returns in the coming years.

Average debtor turnover days for 2002 were 55 down from 60 in 2000 and further ahead of the industry norm of 120 days. This improvement was achieved, under deteriorating market conditions, by Group's focused credit risk and working capital management efforts.

The 2002 closing inventory of HK$590 million (US$76 million) is 2% less than 2000 figure of HK$605 million (US$78 million). Having regard to the seasonal increase in inventory levels during the spring to autumn period (major European and US trade shows are held in the first half of the year and Fall-Christmas sale planning and production occurs in summer), the closing inventory position is at a comfortable level. This shows that the effective inventory management efforts have reduced working capital investment requirements and are helping to deliver higher shareholder returns.

During 2002, the Group financed its operations by internal resources and bank borrowings. As at 31st May, 2002, the short-term bank borrowings stood at HK$749 million (2000: HK$632 million) or US$96 million (2000: US$81 million). The current and quick ratios are at 1.4 and 1 respectively, both of which are ahead of the industry yardsticks. The cash and cash equivalents as of 31st May, 2002 are HK$588 million or US$75 million. Given the healthy financial platform, the Group considers its level of resources sufficient to meet its working capital requirements.

The Group has invested HK$168 million as minority strategic investors in 5 investment funds which have investments primarily in consumers products industry in Asia-Pacific, and which have other strategic

investors also engaging in the consumer products industry in Far East. This investment is with a view to enhancing the industry know-how and relationship in the core business activities of the Group and to enjoying capital appreciation. During the ensuing period, the investment funds have extended a return on investment of 16% to the Group.

During the ensuring period CSFB converted its 3 year US$15 million convertible notes in the Group into equity of HK$42 million. The outstanding amount of the convertible notes due to expire in December 2002 is HK$13 million.

To enhance the return on shareholder funds, the Group in the first quarter of 2002 applied HK$81 million to repurchase its own shares representing 3% of its issued capital. This has received positive recognition by the investing public and the support of our stakeholders.

The gearing ratio (total interest bearing debt/tangible net worth) is at a manageable 0.9 that is below market average of 1.1. The interest cover is at 3 times. The above figures reflect Group's proven strategy to keep the debts at manageable levels while taking full advantage of gearing in the current low interest environment to deliver enhanced shareholder returns.

The Group practices natural hedging (having revenue and expenses denominated in the same currency) to the extent possible and has a practice of hedging currency notes as far as is reasonably practicable. Thus the foreign currency exposure has been properly contained.

The Group had no significant capital expenditure commitments as at 31st May, 2002.

As of May 31st, 2002, shareholder funds stood at HK$1,295 million (US$166 million). When taken together with the share repurchase amount of HK$80 million, the effective shareholder funds are HK$1,375 million (US$176 million) or HK$146 million higher than the 2000 level (HK$1,229 million or US$158 million) and represent 5 times our 1993 pre-IPO level. The inclusion of the independent valuation of the brand portfolio will put the Group's intrinsic value above HK$5 billion.

EMPLOYEES AND REMUNERATION POLICIES

As at 31st May, 2002, the Group employed approximately 3,800 staff. Remuneration is determined by reference to their qualifications and experiences of the staff concerned. The Group has adopted a performance evaluation policy whereby employees with outstanding performance will be awarded.

CLOSURE OF REGISTER OF MEMBERS

To establish shareholder's entitlement for attending the Company's annual general meeting on 30th October, 2002, the Company's register of members will be closed from 25th October, 2002 to 30th October, 2002 (both days inclusive). No transfers of shares will be recorded during such period.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SECURITIES

During the period from 1st January, 2001 to 31st May, 2002, the Company has repurchased its shares (the "Shares") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), all of which have been automatically cancelled, as follows:

Month	Number of Shares purchased	Highest Price Paid Per Share HK$	Lowest Price Paid Per Share HK$	Total Paid HK$
February 2002	161,060,000	0.206	0.202	32,961,750.72
March 2002	234,640,000	0.205	0.202	48,013,625.35
	395,700,000			80,975,376.07

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its securities (whether on the Stock Exchange or otherwise) during the period from 1st January, 2001 to 31st May, 2002.

CODE OF BEST PRACTICE

Except that the non-executive directors of the Company are not appointed for a specific term but are subject to retirement by rotation and re-election at annual general meetings of the Company, none of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the annual report, in compliance with Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

PUBLICATION OF RESULTS ON THE STOCK EXCHANGE'S WEBSITE

All the information required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

On behalf of the Board
Hans-Joerg SEEBERGER
Chairman and Chief Executive

Hong Kong, 19th September, 2002

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of EganaGoldpfeil (Holdings) Limited (the "Company") will be held at Ching Room, 4/F., Sheraton Hong Kong Hotel & Towers, 20 Nathan Road, Kowloon, Hong Kong on 30th October, 2002 at 11:30 a.m. for the following purposes:—

1. To receive and consider the Financial Statements and the Reports of the Directors and Auditors for the period from 1st January, 2001 to 31st May, 2002.
2. To re-elect Directors and to authorise the Directors to fix their remuneration.
3. To appoint Auditors for the ensuing year and to authorise the Directors to fix their remuneration.
4. To consider as special business and, if thought fit, pass with or without amendments, the following resolutions as Ordinary Resolutions:—

(A) **"THAT:—**

(a) subject to paragraph (c) of this Resolution and without prejudice to Resolution 4(C) set out in the Notice of this Meeting, the exercise by the Directors during the Relevant Period (as defined in paragraph (d) of this Resolution) of all the powers of the Company to issue, allot and deal in shares of HK$1.00 each in the capital of the Company (the "Shares") and to issue, allot or grant securities convertible into the Shares or options, warrants or similar rights to subscribe for any Shares in the Company or such convertible securities and to make or grant offers, agreements and options which would or might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to:—

(i) a Rights Issue (as defined in paragraph (d) of this Resolution);

(ii) any scrip dividend scheme or similar arrangements implemented in accordance with the Articles of Association of the Company; or

(iii) an issue of the Shares under the share option scheme of the Company or any similar arrangements for the time being adopted by the Company for the grant or issue to employees or directors of the Company and/or any of its subsidiaries of the Shares or right to acquire the Shares; or

(iv) the exercise of the rights of subscription or conversion under the terms of any securities or notes for the time being in force which are convertible into any Shares in the Company;

shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly;

(d) for the purposes of this Resolution:—

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:—

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law of the Cayman Islands to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of the Shares on the register on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory)."

(B) **"THAT:—**

(a) subject to paragraph (b) of this Resolution, the exercise by the Directors during the Relevant Period (as defined in Resolution 4(A)(d) set out in the Notice of this Meeting) of all the powers of the Company to repurchase the Shares on The Stock Exchange of Hong Kong Limited or on any other exchange on which the Shares may be listed and which is recognized by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited (the "Recognised Stock Exchange") subject to and in accordance with all applicable laws, and in accordance with the provisions of, and in the manner specified in, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or the rules of any other Recognised Stock Exchange, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of the Shares to be repurchased or agreed conditionally or unconditionally to be repurchased by the Company pursuant to the approval in paragraph (a) of this Resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly."

(C) **"THAT** subject to the passing of Resolutions 4(A) and 4(B) set out in the Notice of this Meeting, the aggregate nominal amount of share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to and in accordance with the approval given in Resolution 4(A) set out in the Notice of this Meeting be and is hereby increased and extended by the addition of the aggregate nominal amount of the Shares which may be repurchased by the Company pursuant to and in accordance with the approval given in Resolution 4(B) set out in the Notice of this Meeting provided that such amount shall not exceed the aggregate nominal amount of the Shares repurchased pursuant to the said Resolution 4(B) and the said approval shall be limited accordingly."

By Order of the Board
Lillian WONG
Company Secretary

Hong Kong, 19th September, 2002

Notes:

1. Any member entitled to attend and vote may appoint one or more proxies to attend the meeting instead of him and to vote on a poll. A proxy need not be a member of the Company.
2. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of authority shall be deposited at the principal place of business of the Company at Block C, 11th Floor, Hong Kong Industrial Centre, 489-491 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong not less than 48 hours before the time for holding the meeting (or adjourned meeting, as the case may be).
3. The register of members of the Company will be closed from 25th October, 2002 to 30th October, 2002, both days inclusive, for the purpose of establishing entitlements of the shareholders of the Company to attend the Company's annual general meeting. During such period, no transfer of the Shares can be registered.
4. A circular containing further details regarding Resolution 4 above will be sent to the shareholders of the Company as soon as practicable.

香港經濟日報　2002年9月20日　星期五

聯洲國際集團
EGANAGOLDPFEIL
(HOLDINGS) LIMITED

(於開曼群島註冊成立之有限公司)

由二零零一年一月一日至二零零二年五月三十一日止期間之業績公佈

財務摘要

- 營業額為3,174,000,000港元(407,000,000美元)。
- 股東應佔除稅後溢利為52,000,000港元(6,700,000美元)。
- 股東權益增加了66,000,000港元(8,500,000美元),達至1,295,000,000港元(166,000,000美元)。

業績

聯洲國際集團(「聯洲國際」或「本公司」)之董事會(「董事會」)欣然宣佈,本公司及其附屬公司(「本集團」)由二零零一年一月一日至二零零二年五月三十一日止期間之經審核綜合業績,連同截至二零零零年十二月三十一日止年度同期之比較數字概述如下:

綜合損益賬

	由二零零一年一月一日至二零零二年五月三十一日止期間 千港元	截至二零零零年十二月三十一日止年度(已重列) 千港元
營業額	3,174,230	2,454,236
銷售成本	(1,907,969)	(1,507,331)
毛利	1,266,261	946,905
其他收入 *(附註2)*	225,541	61,742
分銷成本	(771,072)	(450,214)
行政開支	(533,210)	(379,303)
經營溢利	187,520	179,130
融資成本	(112,646)	(76,231)
未計佔聯營公司(虧損)/溢利前溢利	74,874	102,899
佔聯營公司(虧損)/溢利	(1,681)	20,455
除稅前溢利	73,193	123,354
稅項 *(附註3)*	(10,381)	(18,774)
除稅後溢利	62,812	104,580
少數股東權益	(10,710)	(12,827)
股東應佔溢利	52,102	91,753
股息	15,067	2,573
每股盈利 *(附註4)*		
基本	4.54仙	8.59仙
攤薄	4.54仙	8.26仙

附註:

1. **編製基準及會計政策**

   截至二零零二年五月三十一日止本期間,因本集團採納下列由香港會計師公會所發出並對於二零零一年一月一日或之後會計期間生效的會計實務準則(「會計實務準則」)而作出若干會計政策變動:

會計實務準則第9號(經修訂)	:	結算日後事項
會計實務準則第14號(經修訂)	:	租約(由二零零零年七月一日或之後期間生效)
會計實務準則第26號	:	分類申報
會計實務準則第28號	:	準備、或有負債和或有資產
會計實務準則第29號	:	無形資產
會計實務準則第30號	:	企業合併
會計實務準則第31號	:	資產減值
會計實務準則第32號	:	綜合財務報表和對附屬公司投資之會計處理

   本集團會計政策的變動及採納此等新政策的影響如下:

   於過往年度,廣告及推廣開支與若干遞延開支已於過去不多於三年期間按直線法資本化及攤銷。採納會計實務準則第29號引致重估該會計政策。其中,廣告開支及若干遞延開支已不再被視為預期可為本集團帶來經濟利益的可分辨資源。因此,該項開支現已於產生期間確認為開支。該會計政策的改變已追溯至以往賬目,使於二零零零年一月一日的保留溢利減少3,439,317港元;及本集團於截至二零零零年十二月三十一日止十二個月的除少數股東權益後純利增加5,046港元。

   因綜合賬目產生的商譽指就收購附屬公司及聯營公司所支付的收購成本超出本集團所佔於收購日期個別資產淨值的公平值的數額。於過往年度,商譽計入產生年度的儲備內。於推行會計實務準則第30號後,本集團已採納該準則所規定的過渡性條文。於二零零一年一月一日後產生的新商譽將會於資產負債表中資本化,並按直線法以其估計可使用經濟期限於損益賬中攤銷。二零零一年一月一日前過往收購產生的所有商譽將會繼續列入儲備,且不會重新呈列。

   根據會計實務準則第31號及會計實務準則第30號的過渡性條文,已就於採納會計實務準則第30號前產生的商譽減值作出調整。該項調整(即會計政策的改變)已根據會計實務準則第2號「期間溢利或虧損淨額、重大錯誤及會計政策的改變」追溯至以往賬目。據此,於過去期間減值的29,050,492港元的商譽數額,已於過往期間之保留溢利內直接確認,已於二零零零年一月一日結轉,這亦引致本集團截至二零零零年十二月三十一日止年度的純利下跌18,608,327港元。

2. **其他收入**

	由二零零一年一月一日至二零零二年五月三十一日止期間 千港元	截至二零零零年十二月三十一日止年度 千港元
股息收入	29,754	–
撥回去年與法律案件和解有關潛在負債撥備	14,500	–
利息收入	64,088	35,246
出售非買賣證券收益,淨額	5,097	6,107
租金收入,扣除開支	4,145	4,128
出售一間附屬公司部份權益之收益	79,973	3,807
出售非綜合附屬公司之收益	–	1,885
匯兌收益,淨額	175	833
出售無形資產收益	2,696	–
已收賠償	10,234	–
重估買賣證券收益	489	–
購回股票掛鈎票據溢價	1,695	–
一間附屬公司投資之負商譽	144	–
其他	12,551	9,736
	225,541	61,742

雖然經濟下滑導致經濟增長較預期為慢,我們對能採取適當的策略並能以此向預期的目標-Goldpfeil,一個令要求嚴謹的顧客引以為傲的品牌-前進感到欣慰。

Goldpfeil Geneve腕錶系列將Goldpfeil推至時尚產品的典範

我們相信憑著已有的核心技能及在皮革業務方面的優越地位,我們能擴展至其他時尚產品範疇。腕錶行業及顧客對於過去數月介紹給各界的Goldpfeil Geneve七隻「獨一無二」的腕錶及七款「限量版」腕錶的高度讚賞已是一個很有力的例證。七隻「獨一無二」的腕錶已訂於二零零二年十一月於日內瓦進行拍賣,這已是收藏腕錶界中的一件盛事。分析員指出Goldpfeil市值因此而增長了20%,達25億港元。

在Goldpfeil Geneve腕錶系列廣獲各界熱烈歡迎的同時,Goldpfeil高貴珠寶系列將於二零零二年第四季面世。屆時正好與Goldpfeil Geneve腕錶一起滿足專業人士及有品味人士對名貴珍品的渴求。

與Stefanie Graf於二零零二年八月合作推出的「Stefanie Graf by Goldpfeil」皮革系列,充份證明Goldpfeil為廣大顧客提供創新產品的能力。

分拆Goldpfeil所帶來的正面影響

期間,Goldpfeil AG的皮革業務帶來247,700,000港元的收入,佔集團總收入的8%(二零零零年:203,500,000港元)。集團會在合適的時候分拆Goldpfeil於公認的交易所上市,以加強集團及品牌的知名度,同時提升股東價值。

Junghans集團配合整體策略

Junghans Uhren GmbH(「Junghans」)及其附屬公司(「Junghans集團」)於二零零零年十一月的加盟乃一合時的策略,讓集團能由外購時計製成品為主轉為內部生產品牌時計產品為主。於二零零一/二零零二年,Junghans集團帶來687,100,000港元的收益,彌補了因計劃策略致使外購時計銷量下跌及經濟下滑造成的負面影響。

時計業務(包括Junghans集團)帶來1,692,000,000港元的收入(二零零零年:1,122,000,000港元),佔集團總收入的53%。

Junghans Systems(非接觸詢答器技術系統)時計和Junghans無線電遙控系統腕錶乃真正具備增值功能的消費品

Junghans Systems(非接觸詢答器技術系統)時計和Junghans無線電遙控系統腕錶乃其同類產品的先驅,這兩項產品已在歐洲發展為一股潮流,現正擴展至亞洲及美國。

Junghans Systems(非接觸詢答器技術系統)時計採用最先進的非接觸詢答器技術系統,讓用家可以非接觸方式作無限的用途,包括開啟門戶、繳付入場費用、繳付車資、作身份證之用或進入娛樂及消閑設施例如主題公園、電影院和音樂會。繼二零零零年的千禧手錶系列獲得熱烈反應之後,集團於二零零二年第四季再次在香港推出Junghans Systems(非接觸詢答器技術系統)時計,作為一個持續推廣計劃。集團亦已經與台灣一家服務供應商簽訂合約,這批產品將有繳付車資及一般的付款功能。同樣於公共交通設施裝有非接觸系統的南韓及新加坡皆對Junghans Systems腕錶計劃表示興趣。中國的上海、廣州及深圳的公共交通設施供應商現正與Junghans洽談有關引入該產品的事宜。不少服務行業、主題公園、娛樂、消閑及金融界的機構亦已接觸Junghans引入該系統的詳情。可見Junghans Systems(非接觸詢答器技術系統)時計的應用在亞洲的發展潛力甚大,預計可為Junghans集團帶來至少20%的增長。

日本發射站於二零零零年全面啟用及來自中國西安有關無線電遙控發射的發展,Junghans無線電遙控系統腕錶(美國稱為原子能時計)預期會在亞洲時計界中獨領風騷。以德國每售出十隻腕錶便有一隻為無線電遙控系統產品的情況來分析,Junghans無線電遙控系統腕錶在亞洲銷售潛力將會超過10億港元。

Junghans於德國的隊伍不斷研究最新科技並將其應用於時計之上,透過提供增值功能,為顧客帶來更高的享受。

聯洲珠寶對集團的收入貢獻

聯洲珠寶有限公司(「聯洲珠寶」)於香港聯合交易所上市,聯洲國際持有其74%的股權。聯洲珠寶負責集團的珠寶業務,於享有集團的環球網絡及推廣活動所帶來的協同效益的同時,亦為集團帶來直接收益及有利發展商業夥伴關係。期間,聯洲珠寶錄得856,000,000港元的收益,(二零零零年:671,000,000港元),佔集團總收入27%。

效率提升計劃令成本更具競爭力

縱使同業廣泛採用減省成本的措施,我們的理念是追求效率提升計劃令成本更具競爭力。在德國,我們的新科技及支援中心現正發展致完成階段,將會綜合歐洲的分銷活動及承擔供應鍊管理功能。

計劃亦包括將德國的五個業務據點統一,預期會在行政及管理各方面帶來正面影響。保守估計,這個計劃可有效降低成本15%。

二零零一/二零零二年營運收入188,000,000港元(二零零零年:179,000,000港元),隨著我們的科技及支援中心和歐洲總部的落成,其帶來的效益,將漸漸提升營運收入。

聯洲國際不斷進步的理念帶來正面的影響

這與聯洲國際不斷求進步的理念一致。除了以上提及的效率提升計劃,集團亦致力提高亞洲的生產設施與歐洲的分銷中心間的銜接,以提高集團整體運作效益。在垂直綜合商業的模式下,這些計劃帶來的經濟效益將更明顯。

股東應佔溢利令股東權益增加

集團於十二個法區設有業務據點,分銷網遍達六大洲的九十六個國家,這龐大的網絡讓我們能時刻觀察市場的發展、顧客和消費者的需要及業內的進程,將這些觀察所得變成商機、新概念,最後便轉化為商業收益。期間,股東應佔溢利為52,000,000港元。於二零零二年第一季,根據回購股份的條款,公司以81,000,000港元回購了395,700,000股股份,佔當時已發行股本約3.4%。截至二零零二年五月三十一日止,股東權益為1,295,000,000港元,為一九九三年六月上市時的五倍。我們會繼續致力為股東權益帶來雙位數字的增長。

財務回顧

截至二零零二年五月三十一日止十七個月,本集團錄得收益3,174,000,000港元(407,000,000美元),而截至二零零零年十二月三十一日止十二個月則為2,454,000,000港元(315,000,000美元)。以全年計,二零零二年較二零零零年下跌9%,較行內平均收縮率30%為佳。

誠如二零零一年第二份中期報告所述,截至二零零一年十二月止十二個月之收益下跌,是由於歐元疲弱所引致。透過其強大之品牌組合及廣泛之分銷網絡,本集團截至二零零二年五月止五個月之營業額反彈6%令人鼓舞。

於二零零二年,鐘錶、珠寶及皮具及其他之分類營業額分別為53%(二零零零年:46%)、27%(二零零零年:27%)及20%(二零零零年:27%)。

於二零零二年,歐洲、亞太區及美國之地區營業額分別為80%(二零零零年:70%)、13%(二零零零年:23%)及7%(二零零零年:7%)。

3. 稅項

稅項包括 [illegible]

[illegible]

	由二零零一年一月一日至二零零二年五月三十一日止期間 千港元	截至二零零零年十二月三十一日止年度 千港元
本公司及附屬公司—		
即期稅項		
香港利得稅		
—本期間／年度撥備	5,570	9,000
—過往年度之超額撥備	(2,956)	(233)
海外稅項		
—本期間／年度撥備	6,865	9,588
—過往年度之超額撥備	(305)	(1,251)
	9,174	17,104
聯營公司—		
即期稅項		
香港利得稅		
—本期間／年度之撥備	1,071	1,579
海外稅項		
—本期間／年度之撥備	136	91
	10,381	18,774

香港利得稅乃就源自香港之估計應課稅溢利按稅率16%(二零零零年：16%)撥備。至於海外稅項，則由該等有海外業務之附屬公司就期／年內估計應課稅溢利按彼等經營業務之所在國家適用之稅率作出撥備。

4. 每股盈利

每股基本盈利

截至二零零二年五月三十一日止十七個月期間之每股基本盈利乃根據股東應佔溢利約52,102,000港元(二零零零年：91,753,000港元)及計入將10股股份合併為1股股份後整個期間已發行普通股之加權平均數約1,147,080,000(二零零零年：1,068,724,000股)計算。

每股攤薄盈利

每股攤薄盈利乃根據計及購股權攤薄潛在影響後之經調整股東應佔溢利52,102,000港元(二零零零年：計及本公司及聯洲珠寶有限公司購股權攤薄潛在影響及利息開支，扣除轉換可換股債券為普通股時節省之稅項後為93,871,000港元)，以及將可發行普通股之加權平均數約1,147,133,000股(二零零零年：1,136,522,000股)以及計入將10股股份合併為1股後計算，並已作出調整，以反映年內所有潛在攤薄普通股之影響。

股息

首個中期股息每股0.13港仙(二零零零年：無)於二零零一年十一月十五日派發。為使業務持續增長(透過策略性聯盟及收購)，以提升股東價值，董事會議決不派發二零零一年一月一日至二零零二年五月三十一日止期間之末期股息(二零零零年：無)。

業務回顧與前瞻

更改財政年度結算日期

更改財政年度結算日期旨在提升運作效率，並希望在中期業績及全年業績公佈中提供一個更平均的財政狀況報告。這有助進一步提升透明度及更好的配合集團運作，為集團及業務關連者帶來利益。

在世界經濟下滑中鞏固業務，為將來的業務增長作好準備

世界經濟自「九一一」事件以來下滑，甚至瀕臨衰退邊沿。高級消費品市場的收入平均減少20%，而一般消費品則平均下跌30%。

截至二零零二年五月三十一日止十七個月的營業額為3,174,000,000港元(二零零零年：2,454,000,000港元)。營運收入為188,000,000港元(二零零零年：179,000,000港元)。股東應佔溢利達52,000,000港元(二零零零年：92,000,000港元)，股東權益為1,295,000,000港元(二零零零年：1,229,000,000港元)。

據此，集團二零零一／二零零二年的全年平均營業額與二零零零年相比，錄得少於9%的輕微跌幅，較業內平均表現為優。這有賴於集團的「獨有品牌金字塔」策略。集團多年來成功建立了一個平衡的品牌組合，集時尚觸覺、運動與科技及典雅、高貴的風格，在經濟下滑的時期佔盡優勢，亦為經濟轉好時提供一個強勁的發展平台。

JOOP!、MEXX和Abel & Zimmermann為品牌金字塔帶來協同效益

期間，集團取得了JOOP!的特許權，包括時計、珠寶及時尚配飾品，及Abel & Zimmermann高貴珠寶的品牌，以滿足潮流觸覺的顧客。此外，集團亦獲得MEXX時計特許權及MEXX珠寶在德國及奧地利的分銷權。

JOOP!在德國(歐洲)發展蓬勃，於開拓亞洲市場的潛能無限。德國品牌Abel & Zimmermann成立於一八八五年，六成收入來自美國，四成源自歐洲，對集團拓展美國高級珠寶市場大有幫助。MEXX乃一中價的時款生活品牌，與MEXX合作，注入新的潮流元素，豐富了集團品牌金字塔的內容。

投資於本身擁有的品牌及持有長期特許權帶來正面影響

我們增撥資源發展集團擁有及持有長期特許權的品牌，這樣能更直接及有效地執行推廣策略以回應市場需要。結果，我們將處理回覆顧客的時間縮短了20%，同時亦能迅速調校產品組合，確保在環球經濟下滑中，集團的業績仍能優於業內平均水平，還加強了品牌的效益和價值。

以「消費者為中心」的策略實現Goldpfeil的願景

Goldpfeil 1856自一九九八年第四季加入集團以來，其價值已增長了150%。我們仍然努力提供優質和創意盎然的產品及服務，超凡的購物樂趣，發展Goldpfeil為一個真正國際時尚品牌。我們透過旗艦店、特許權伙伴及社會活動，時刻留心觀察顧客的需要及作出適當的回應。奉行以消費者為中心的策略，為顧客提供優質超值的產品和服務。因此，我們會繼續推出創新產品讓顧客獲得更優質的享受和購物樂趣。

於二零零二年，品牌商品佔營業額之78%，較二零零零年之72%為高。品牌商品收益上升與本集團追求成為「全球最受尊崇之多元化品牌集團」之目標一致。除於品牌商品之努力之外，本集團於加強其品牌組合及精簡其供應連鎖店方面作出大量投資，包括繼續投資於將德國法蘭克福附近6個現有分銷中心合併為單一歐洲物流中心，並同時實行ERP及CRM計劃。

本集團現正透過合併若干項德國經營，於德國法蘭克福Offenbach成立其歐洲總部，以應付預期之業務發展。

有關上述投資之開支已於二零零二年根據本集團一貫之審慎方式撇銷，並遵守會計公佈之規定。雖然由此令二零零二年之銷售及分銷開支上升11%，惟本集團有穩固之基礎，可於日後以較低之經營成本提供更優良之顧客服務，大大提高日後之盈利能力。

經營溢利、邊際經營溢利及股本每年平均回報分別為188,000,000港元(24,000,000美元)、6%及4%。誠如上文所述，二零零二年本集團之品牌及供應連鎖店管理投資之努力，預期令本公司於未來數年可提供更佳之股東回報。

收回應收賬款之平均日數由二零零零年60日減至二零零二年之55日，這較行內一般為120日為佳。本集團於信貸風險及營運資金管理方面不遺餘力，縱使市況欠佳，仍可達致改善。

二零零二年期初之存貨為590,000,000港元(76,000,000美元)，較二零零零年605,000,000港元(78,000,000美元)減少2%。鑑於預期春季至秋季之存貨水平出現季節性增加(歐洲及美國之大型貿易會於本年度上半年舉行，而秋季至聖誕節減價策劃及生產在夏天進行)，期初之存貨水平令人感到放心。這顯示有效之存貨管理已減低營運資金投資之需求，並有助提供較佳之股東回報。

於二零零二年，本集團以其內部資源及銀行借貸支付其經營。於二零零二年五月三十一日，短期銀行借貸為749,000,000港元(二零零零年：632,000,000港元)或96,000,000美元(二零零零年：81,000,000美元)。流動及速動比率分別為1.4及1，兩者均較行內之比率為佳。於二零零二年五月三十一日之現金及現金等價物為588,000,000港元或75,000,000美元。以本集團穩健之財務狀況，本集團認為資源水平足以應付其營運資金需求。

本集團已以少數策略性投資者之身份投資168,000,000港元於五項投資基金。該等投資基金主要投資於亞太區之消費品，而且亦有另一名策略性投資者亦從事遠東地區之消費品。這項投資旨在加強行業知識及本集團核心業務之關係，以享有增值。於有關期間，投資基金向本集團提供16%投資回報。

於有關期間內，CSFB將其三年15,000,000美元之本集團可換股票據轉換為42,000,000港元之股本。於二零零二年十二月屆滿之尚未贖回可換股票據為13,000,000港元。

為提高股東資金回報，本集團於二零零二年首季動用81,000,000港元購回其本身之股份(佔其已發行股本3%)。此舉獲得公眾投資者積極之回應及本公司股東之支持。

資產負債比率(附息債務總額／有形資產淨值)控制於易於應付之0.9水平，較市場平均之1.1為低。利息涵蓋比率為3倍。上述數字反映本集團成功將債務控制於易於應付之水平，並盡量利用現時低息環境之比率，以提供更佳之股東回報。

本集團盡可能進行自然對沖(收益及開支均以同一貨幣持有)，並盡可能對沖貨幣票據。因此，得以好好控制外幣風險。

於二零零二年五月三十一日，本集團並無任何重大資本開支承擔。

於二零零二年五月三十一日，股東資金為1,295,000,000港元(166,000,000美元)。計及購回股份80,000,000港元後，實際股東資金為1,375,000,000港元(176,000,000美元)，較二零零零年(1,229,000,000港元或158,000,000美元)高出146,000,000港元，為本公司於一九九三年首次公開招股前5倍。計入品牌組合之獨立估值將令本集團之內在價值高於50億港元。

僱員及薪酬政策

於二零零二年五月三十一日，本集團僱用了約3,800名員工。本集團按員工的質素及經驗而釐定薪酬，亦制定了一個表現評估政策，表現卓越的員工會獲得獎勵。

暫停辦理過戶登記

本公司將於二零零二年十月二十五日至二零零二年十月三十日(包括首尾兩天)暫停辦理股份過戶登記手續，於此期間將不登記任何股份轉讓，以確定有權出席本公司於二零零二年十月三十日舉行的股東週年大會的股東名單。

購買、出售或贖回本公司之證券

由二零零一年一月一日至二零零二年五月三十一日止期間，本公司於香港聯合交易所有限公司(「聯交所」)購回其股份(「股份」)，購回之股份已全部註銷：

月份	購回之股份數目	就每股股份所支付之最高價格 港元	就每股股份所支付之最低價格 港元	所支付之總額 港元
二零零二年二月	161,060,000	0.206	0.202	32,961,750.72
二零零二年三月	234,640,000	0.205	0.202	48,013,625.35
	395,700,000			80,975,376.07

除上文所述者外，本公司或其任何附屬公司概無於二零零一年一月一日至二零零二年五月三十一日止期間於聯交所或其他證券交易所購買、出售或贖回彼等之任何證券。

最佳應用守則

除本公司非執行董事並非按特定期限委任而是按輪流退任並在本公司股東週年大會上重新選舉之外，各董事並不知悉任何資料可合理顯示本公司在年報中所涵蓋之會計期間的任何時期有或曾經不符合聯交所證券上市規則(「上市規則」)附錄14的規定。

於聯交所網頁刊登業績

聯交所上市規則附錄16第45(1)至45(3)段所規定之所有資料將於聯交所網頁內公佈。

承董事會命
主席兼行政總裁
史璧加

香港，二零零二年九月十九日

股東週年大會通告

茲通告聯洲國際集團(「本公司」)謹訂於二零零二年十月三十日上午十一時三十分假座香港九龍彌敦道二十號香港喜來登酒店四樓清廳舉行股東週年大會，藉以考慮下列事項：

1. 省覽及考慮由二零零一年一月一日至二零零二年五月三十一日止期間之財務報表、董事會報告書及核數師報告書。
2. 重選董事及授權董事會釐定其酬金。
3. 聘任下年度核數師及授權董事會釐定其酬金。
4. 作為特別事項，考慮並酌情通過(無論有否修訂)下列決議案為普通決議案：

(A) 「動議：—

(a) 在本決議案(c)段之限制下，且在不影響本大會通告所載第4(C)項決議案之原則下，一般及無條件批准董事會在有關期間(定義見本決議案(d)段)內，根據所有適用法律，行使本公司一切權力，以配發、發行及處理本公司股本中每股面值1.00港元之股份(「股份」)，並發行、配發或授出可轉換為股份之證券或購股權、認股權證或認購本公司任何股份之類似權利或該等可換股證券及作出或授予可能須行使該等權力之建議、協議及購股權；

(b) 在本決議案(a)段之批准下，授權董事會於有關期間內作出或授予在有關期間結束後可能須行使該等權力之建議、協議及購股權；

(c) 董事會根據本決議案(a)段批准所配發或有條件或無條件同意配發之股本總面值(不論是否根據購股權或其他方式配發者)，不得超過本公司於通過本決議案當日已發行股本面值總額之20%，而上述批准則須據此受到限制，惟根據以下事項而配發者除外：—

(i) 配售新股(定義見本決議案(d)段)；

(ii) 按照本公司之公司組織章程執行以股代息或其他類似計劃；或

(iii) 根據本公司購股權計劃或本公司現時所採納有關向本公司及／或其任何附屬公司之僱員或董事授出或發行股份或可認購股份之權利之任何類似安排而發行股份；或

(iv) 根據當時有效之任何證券或票據(可轉換為本公司任何股份)之條款，行使認購權或換股權；

(d) 就本決議案而言：—

「有關期間」指本決議案通過之日至下列日期(以最早者為準)止之期間：—

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司組織章程或任何開曼群島適用法例規定本公司須舉行下屆股東週年大會之限期屆滿之日；及

(iii) 在本公司股東大會通過普通決議案撤銷或修訂本決議案之日；及

「配售新股」乃指於董事會釐定之期間向於指定記錄日期名列股東名冊之股份持有人，按當時所持股份之比例公開提呈發售股份(惟董事可就零碎股權或任何地區法例之法律或實務問題或任何認可監管機構或任何證券交易所之規定，作出其認為必須或權宜之豁免或其他安排)。」

(B) 「動議：—

(a) 在本決議案(b)段之規限下，一般及無條件批准董事會於有關期間(定義見本大會通告所載第4(A)(d)項決議案)內行使本公司一切權力，在香港聯合交易所有限公司或股份可能在並經由證券及期貨事務監察委員會與香港聯合交易所有限公司就此認可之其他證券交易所(「認可證券交易所」)上市之交易所，購回股份，惟須遵守及按照所有適用法律及依照香港聯合交易所有限公司證券上市規則或任何其他認可證券交易所之規定；及

(b) 本公司根據本決議案(a)段之批准於有關期間購回或有條件或無條件購回股份之面值總額，將不得超過本公司於通過本決議案當日之已發行股本面值總額之10%，而上述批准則須據此受到限制。」

(C) 「動議待本大會通告所載第4(A)及4(B)項決議案獲通過後，以增加及擴大董事會根據本大會通告所載第4(A)項決議案所批准可能配發或有條件或無條件同意配發本公司股本面值總額，惟該數額不得超過根據上述第4(B)項決議案本公司可購回股份之面值總額，而上述批准則須據此受到限制。」

承董事會命
公司秘書
王金玉

香港，二零零二年九月十九日

附註：

1. 凡有權出席會議及投票之股東，均可委任一位或以上之代表出席會議及於投票表決時代為投票，而受委代表毋須為本公司股東。
2. 代表委任表格及經簽署之授權書或其他授權文件(如有)或經由公證人簽署之該等授權書或授權文件副本，最遲須於會議(或其續會，視情況而定)指定舉行時間四十八小時前，交回本公司之主要營業地點，即香港九龍長沙灣青山道489-491號香港工業中心11樓C座。
3. 本公司將於二零零二年十月二十五日至二零零二年十月三十日(包括首尾兩天)暫停辦理股份過戶登記手續，以確定有權出席本公司股東週年大會之本公司股東名單。在該期間內，任何股份過戶將不獲登記。
4. 載有關於上述第4項決議案進一步詳情之通函，將盡快送呈本公司股東。